UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 13, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Closing Notice of the purchase of Oi's mobile operation assets

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, January 31st, 2022, and February 09th, 2022, informs its shareholders and the market in general what follows:

On today's date, TIM, Telefônica Brasil S.A. and Claro S.A. (together “Buyers”) delivered to Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”, “Seller”), the closing notice related to the process of acquisition of the Seller's mobile assets (“Transaction”).

In order for such delivery to become possible, approvals were obtained by the Administrative Council for Economic Defense (CADE), through the signing of an Agreement on Concentration Control, which has already become final, and by the National Telecommunications Agency (ANATEL), in particular with the publication of Acts No. 4,949/2022, 4,950/2022 e 4,951/2022, in addition to being met or waived by the Buyers, as the case may be, all contractual precedent conditions. Thus, the parties scheduled the closing of the transaction for April 20th, 2022.

TIM also informs that, it will hold a conference call with the market to present the positive effects of the Transaction and to detail this transformational movement for the Company and for the telecommunications sector in Brazil. Connection information will soon be available on the Company's Investor Relations website (https://ri.tim.com.br)

With the effective conclusion of the Transaction, a new infrastructure balance will be defined between the three main competitors in the sector, maintaining a high degree of sectorial rivalry, bringing broad benefits to consumers and guaranteeing the investments necessary for the development of the telecommunications sector and the digital advancement of the country.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, April 13th, 2022.

TIM S.A. Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

Classificado como Público

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 13, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer